EXHIBIT 99.1

News Release dated May 3, 2016, Suncor Energy provides operational update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides operational update

Calgary, Alberta (May 3, 2016) – Suncor advises that as a result of the fires in the Regional Municipality of Wood Buffalo (RMWB), we are focusing our attention on the safety of our people and the community.  Our plant is 25 kilometres north of Fort McMurray and in a safe condition.  However, we are reducing production at our regional facilities in order to allow employees and their families to get to safety.

We are working with the regional emergency response to help coordinate the evacuation efforts.

Suncor employees can call the Suncor Family Response line at 1-877-285-4600.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter

@SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com